UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: July 30, 2010

For immediate release
July 30, 2010

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Revision of Forecasts for Performance
     Makita Corporation announces the following revisions in its forecasts for consolidated performance (released on April 28, 2010) as follows.
1.Revised Forecast for Consolidated Performance during the fiscal 2011 (from April 1, 2010 to March 31, 2011)

Yen (millions)					Yen
For the six months ending September 30, 2010
					Earning per share
					(Basic)
					Net income
					attributable to
				Net income	Makita
			Income	attributable	Corporation
		Operating	before	to Makita	common
	Net sales	income	income taxes	Corporation	shareholders
Outlook announced previously (A)	127,000	16,200	16,700	11,100	80.57
Revised forecast (B)	128,000	17,000	16,000	10,600	76.95
Change (B-A)	1,000	800	(700)	(500)	—
Percentage revision	0.8%	4.9%	(4.2)%	(4.5)%	—

Actual results for the previous period ended September 30,2009	118,681	14,866	17,271	10,622	77.10

Yen (millions)					Yen
For the year ending March 31, 2011
					Earning per share
					(Basic)
					Net income
					attributable to
				Net income	Makita
			Income	attributable	Corporation
		Operating	before	to Makita	common
	Net sales	income	income taxes	Corporation	shareholders
Outlook announced previously (A)	255,000	33,000	34,000	22,500	163.33
Revised forecast (B)	250,000	30,000	29,500	19,800	143.73
Change (B-A)	(5,000)	(3,000)	(4,500)	(2,700)	—
Percentage revision	(2.0)%	(9.1)%	(13.2)%	(12.0)%	—

Actual results for the previous year ended March 31, 2010	245,823	30,390	33,518	22,258	161.57

2. Reasons for Revision of Forecast
     Sales in the overseas market has grown steadily, supported by demand recovery in developed countries and expanded sales in emerging countries. However, since the appreciation of the yen against the euro and other currencies has been steeper than as estimated in our initial forecasts announced on April 28, 2010, the forecasts of consolidated performance for the fiscal year ending March 2011 announced on April 28, 2010 are revised as shown above.
     The above forecast is based on the assumption of exchange rates of 90 yen to the U.S. dollar and 110 yen to the euro.
     (Reference): Our previous exchange rates of 92 yen to the U.S. dollar and 123 yen to the euro.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.
Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

1
English Translation of press release originally issued in Japanese